UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

Schedule 13D/A

(Amendment No. 2)
Under the Securities Exchange Act of 1934

ATI Physical Therapy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00216W208
(CUSIP Number)

c/o Marathon Asset Management, L.P. 1 Bryant Park, 38th Floor New York, NY 10036 (212) 500-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO: Brian Resnick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
May 6, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

____________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon Asset Management GP, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,274,559(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,274,559(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,274,559(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 49.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 4,274,559 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 36,236 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $150.00 per share (“Series I Warrants”), (ii) 33,448 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $0.50 per share (“Series II Warrants”) and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of second lien PIK convertible notes (“Notes”), including the accrued interest as of March 31, 2024.

(2)	Calculated based on (i) 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the 1-for-50 reverse stock split of the Company, effective as of June 14, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (the “Reverse Stock Split”)), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon Asset Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,274,559(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,274,559(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,274,559(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 49.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 4,274,559 shares of Class A Common Stock, including (i) 36,236 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 33,448 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

(2)	Calculated based on (i) 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon Distressed Credit Master Fund
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,060,487(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,060,487(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,060,487(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 35.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 3,060,487 shares of Class A Common Stock, including (i) 30,584 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 28,231 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 2,942,174 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

(2)	Calculated based on (i) 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon Distressed Credit Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 547,242(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 547,242(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 547,242(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 6.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 547,242 shares of Class A Common Stock, which consist of 547,242 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

(2)	Calculated based on (i) 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

CUSIP No. 00216W208

1.	Names of Reporting Persons MCSP Sub LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 377,194(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 377,194(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,194(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 4.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 377,194 shares of Class A Common Stock, including (i) 3,196 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 2,950 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 364,087 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

(2)	Calculated based on (i) 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon StepStone Master Fund LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 289,636(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 289,636(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,636(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 3.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 289,636 shares of Class A Common Stock, including (i) 2,456 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 2,267 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 279,567 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

(2)	Calculated based on (i) 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

CUSIP No. 00216W208

1.	Names of Reporting Persons Bruce Richards
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,274,559(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,274,559(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,274,559(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 49.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 4,274,559 shares of Class A Common Stock, including (i) 36,236 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 33,448 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

(2)	Calculated based on (i) 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

CUSIP No. 00216W208

1.	Names of Reporting Persons Louis Hanover
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,274,559(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,274,559(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,274,559(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 49.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 4,274,559 shares of Class A Common Stock, including (i) 36,236 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 33,448 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

(2)	Calculated based on (i) 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 4,204,875 shares of Class A Common Stock issuable upon conversion of Notes, including the accrued interest as of March 31, 2024.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 26, 2023 (as amended from time to time, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock” or the “Shares”) of ATI Physical Therapy, Inc., a Delaware corporation (the “Issuer” or the “Company”), as amended by Amendment No. 1 filed with the SEC on February 8, 2024. The Items below amend the information disclosed under the corresponding Items of the Schedule 13D, as described below. In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)—(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 4,395,617 shares of Class A Common Stock issued and outstanding as of May 1, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on May 6, 2024 (as adjusted for the Reverse Stock Split).

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person or any Covered Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

As a result of the agreements made pursuant to the TSA (as defined and described in Item 6 of this Schedule 13D), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Class A Common Stock covered by the agreements made pursuant to the TSA unless otherwise expressly stated herein.

(c)       Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

(d)       Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Schedule 13D.

(e)       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Statement is incorporated by reference into this Item 6.

Transaction Support Agreement

On April 17, 2023, the Company entered into an Amended and Restated Transaction Support Agreement (the “TSA”) with certain of its first lien lenders under that certain Credit Agreement, dated as of February 24, 2022 (as amended, the “2022 Credit Agreement”) by and among, inter alios, ATI Holdings Acquisition, Inc., an indirect subsidiary of the Company and as borrower (“Opco”), Wilco Intermediate Holdings, Inc. (“Holdings”), the lenders from time to time party thereto, the lender representative and the administrative agent; the administrative agent under the 2022 Credit Agreement; the Preferred Equityholders; and holders of the majority of the Shares (together with the First Lien Lenders and the Preferred Equityholders, the “Parties”), setting forth the principal terms of a comprehensive transaction to enhance the Company’s liquidity (the “Transaction”). Pursuant to the TSA, the Company agreed to a delayed draw new money financing in which the Company (i) may cause to be issued to the Purchasers (including the Marathon Funds) an aggregate principal amount of $25,000,000 in the form of a new stapled security, comprised of (A) second lien PIK convertible notes (the “Notes”) and (B) shares of Series B Preferred Stock (as defined below), (ii) facilitated the exchange of $100,000,000 of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders (including the Marathon Funds) for Notes and Series B Preferred Stock as described below and (iii) agreed to certain other changes to the terms of the 2022 Credit Agreement, including modifications of the financial covenants thereunder. Holders of the Notes will also receive additional Notes upon the in-kind payment of interest at a rate of 8.00% per annum on any outstanding Notes. The Notes are convertible into Shares at a fixed conversion price of $12.50 (as adjusted for the Reverse Stock Split and subject to adjustment as provided in the Note Purchase Agreement (as defined below)).

On June 15, 2023 (the “Closing Date”), the Company completed the Transaction, which was approved by the Company’s stockholders at the Company’s annual meeting of stockholders held on June 13, 2023. On the Closing Date, certain previously executed agreements became effective, including (i) Amendment No. 2 to the 2022 Credit Agreement (the “Credit Agreement Amendment”), by, among others, Opco, Holdings, Barclays Bank PLC, as administrative agent and issuing bank (the “Administrative Agent”), and the lenders party thereto (including certain of the Reporting Persons), which amends the 2022 Credit Agreement, (ii) a Second Lien Note Purchase Agreement (the “Original Note Purchase Agreement”), by, among others, the Company, Wilco Holdco, Inc. (“Wilco”), Holdings, Opco, the purchasers from time to time party thereto (including the Marathon Funds, the “Purchasers”) and Wilmington Savings Fund Society, FSB, as purchaser representative (the “Purchaser Representative”) and (iii) certain other definitive agreements relating to the Transaction (such documents referred to collectively as the “Signing Date Definitive Documents”).

In addition, on the Closing Date, the Company entered into or filed with the Secretary of State of the State of Delaware, as applicable, certain other agreements (collectively, the “Closing Date Definitive Documents”) to implement certain terms of the TSA. The Closing Date Definitive Documents include (i) the First Amendment to Note Purchase Agreement (together with the Original Note Purchase Agreement, the “Note Purchase Agreement”), dated as of the Closing Date, by and among the Company, Wilco, Holdings, Opco, the Purchasers party thereto (in such capacity, the “First Amendment Purchasers”, which includes the Marathon Funds) and the Purchaser Representative, pursuant to which, among other things, (A) the First Amendment Purchasers agreed to purchase, and the Company agreed to issue, additional Notes in an aggregate principal amount equal to $3,243,302.02 (including $1,310,856.98 to the Marathon Funds), and (B) Empire, MDCF and StepStone (collectively, the “Marathon Delayed Draw Purchasers”) and certain parties thereto (in such capacity, together with the Marathon Delayed Draw Purchasers, collectively, the “Delayed Draw Purchasers”) agreed to purchase, and the Company agreed to issue, additional Notes after the Closing Date in an aggregate principal amount equal up to $25,000,000 (subject to adjustments as set forth therein) (including $8,000,000 to the Marathon Delayed Draw Purchasers), in each case, subject to the terms and conditions set forth in the Note Purchase Agreement, (ii) the Consent to Amendment No. 2 to Credit Agreement, dated as of the Closing Date, by, among others, Opco, Holdings, the lenders party thereto and the Administrative Agent, which amends the Credit Agreement Amendment, (iii) the First Amended and Restated Certificate of Designation of Series A Senior Preferred Stock of the Company, dated as of June 15, 2023 (the “A&R Series A COD”), which, as agreed under the TSA, (A) revised the Preferred Equityholders’ preexisting rights to designate and elect one director to the Board to provide that the Preferred Equityholders have the right to appoint three additional directors to the Board (resulting in the right of the Preferred Equityholders to appoint a total of four directors to the Board) until such time after the Closing Date that the Lead Purchaser (in each case, as defined in certain of the transaction agreements entered into in connection with the original issuance of the Series A Senior Preferred Stock) ceases to hold at least 50.1% of the Series A Preferred Senior Stock held by it as of the Closing Date, and (B) removed the provision that eliminated the Preferred Equityholders’ director designation rights upon the Company’s achievement of certain amounts of EBITDA; (iv) the First Amendment to that certain Investors’ Rights Agreement (as amended, the “Investors’ Rights Agreement”), dated as of February 24, 2022, by and among the Company and the Preferred Equityholders listed therein, which made changes similar to those under the A&R Series A COD and further provided that (A) all designee directors of the Preferred Equityholders will be subject to consideration by the Board (acting in good faith and consistent with their review of other Board candidates) and (B) at least one director appointed in accordance with the A&R Series A COD be unaffiliated with (and independent of) the Preferred Equityholders and meet the definition of “independent” under the listing standards of the New York Stock Exchange, and by the Securities and Exchange Commission; (v) the Certificate of Designation of Series B Preferred Stock of the Company, dated as of June 15, 2023 (the “Series B COD”), which Series B Preferred Stock is further described below, (vi) the Registration Rights Agreement, dated as of June 15, 2023, by and among the Company and the Purchasers with respect to the resale of shares of Common Stock into which the Notes are convertible; and (vii) such other related documents and ancillary agreements required to implement the Transaction.

Issuance of New Second Lien PIK Convertible Notes and Series B Preferred Stock

On the Closing Date, pursuant to the Note Purchase Agreement and the other Signing Date Definitive Documents, the Company (i) exchanged $100,000,000 of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders for $100,000,000 aggregate principal amount of a new stapled security, comprised of (A) Notes and (B) shares of Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), which provide the holder thereof with voting rights such that the holders thereof have the right to vote on corporate matters on an as-converted basis as if the conversion occurred at an initial price per share equal to $12.87, and (ii) issued to the First Amendment Purchasers, and the First Amendment Purchasers purchased from the Company, an aggregate principal amount of $3,243,302.02 in Notes and shares of stapled Series B Preferred Stock.

Effective as of the Closing Date, pursuant to the terms of the Investors’ Rights Agreement and as approved by the Board, Randy Raisman (an affiliate of Marathon) was appointed to the Board to serve as an independent director with a term expiring at the Company’s 2024 annual meeting of stockholders.

Issuance of Marathon Delayed Draw Notes

On January 30, 2024, pursuant to the Note Purchase Agreement and the other Signing Date Definitive Documents, the Company issued, and the Marathon Delayed Draw Purchaser purchased, a certain number of Notes with an aggregate principal amount equal to $8,000,000 (the “Marathon Delayed Draw Notes”). The Marathon Delayed Draw Notes are convertible at any time and from time to time into Shares at a conversion price equal to $12.50 (as adjusted for the Reverse Stock Split and subject to adjustment as provided in the Note Purchase Agreement), subject to the terms and conditions set forth in the Note Purchase Agreement..

This discussion of the Transaction and the other transactions described in Item 6 does not purport to be complete and is qualified in its entirety by reference to the Signing Date Definitive Documents and Closing Date Definitive Documents, which are further described in and certain of which are filed as exhibits to the Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	First Amendment to Note Purchase Agreement (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).
99.1	Joint Filing Agreement among the Reporting Persons, dated as of June 12, 2024.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2024

MARATHON ASSET MANAGEMENT GP, L.L.C.

By:	/s/ Jamie Raboy
Name: Jamie Raboy
Title: Authorized Signatory

MARATHON ASSET MANAGEMENT, L.P. By: Marathon Asset Management, GP, L.L.C., its general partner

By:	/s/ Jamie Raboy
Name: Jamie Raboy
Title: Authorized Signatory

MARATHON DISTRESSED CREDIT FUND, L.P.

By:	/s/ Jamie Raboy
Marathon Asset Management L.P., solely in its capacity as Investment Manager Name: Jamie Raboy
Title: Authorized Signatory

MARATHON DISTRESSED CREDIT MASTER FUND

By:	/s/ Jamie Raboy
Marathon Asset Management L.P., solely in its capacity as Investment Manager Name: Jamie Raboy
Title: Authorized Signatory

MCSP SUB LLC

By:	/s/ Jamie Raboy
Marathon Asset Management L.P., solely in its capacity as Investment Manager Name: Jamie Raboy
Title: Authorized Signatory

MARATHON STEPSTONE MASTER FUND LP

By:	/s/ Jamie Raboy
Marathon Asset Management L.P., solely in its capacity as Investment Manager Name: Jamie Raboy
Title: Authorized Signatory

BRUCE RICHARDS

By:	/s/ Bruce Richards
Name: Bruce Richards

LOUIS HANOVER

By:	/s/ Louis Hanover
Name: Louis Hanover

SCHEDULE A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Marathon Asset Management GP, L.L.C. are set forth below. If no business address is given, the director’s or executive officer’s business address is 1 Bryant Park, 38th Floor, New York, NY 10036.

Marathon Asset Management GP, L.L.C.

Name	Present Principal Occupation or Employment	Citizenship
Bruce Richards	Managing Member	United States of America
Louis Hanover	Managing Member	United States of America